UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

8 May 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Elli Levinson-Sela —————————————— Elli Levinson-Sela, Adv. General Counsel & Corporate Secretary

March 21, 2006

Dear Shareholder,

2005 was another strong year for Blue Square-Israel. Despite intense competition, we delivered four straight quarters of top-line and bottom-line growth, reflecting the success of the workplan that we have been following for building the chain. We were pleased to be able to distribute dividends totaling NIS 89 million during the year, a demonstration of our ongoing commitment to creating value for our shareholders.

From a macro perspective, the year was mixed, with the general economy’s growth countered by rising costs and the continued shift of the market toward Hard Discount sales. The year’s most dramatic moment was the collapse of our competitor Clubmarket in July, a watershed event which worked to our benefit for a period of time and highlighted the consequence of pursuing market share at any price. As a result of the fall, Supersol has now acquired Clubmarket, transforming Israeli retail into a market with two major chains and a number of small privately-held players.

Overall, we are pleased with our progress in 2005, and have entered 2006 with a strong platform for additional growth. In 2006, our plan is to continue building our supermarket business and to launch new initiatives aimed at capitalizing more fully on our assets and customer base. In this letter, I will review the key accomplishments of the year as a whole and outline our 2006 workplan.

Supermarket Initiatives and Work Plan
The major drivers of our success during 2004 and 2005 were our brand consolidation, expansion, and revenue diversification programs, as well as our ongoing efficiency efforts. These initiatives have enabled us to flourish despite the significant challenges in our markets.

Focus on Brands: During 2004, our major focus was to consolidate our supermarkets into three well-defined brands, a multi-layered effort that was completed by the end of that year. During 2005, we took our brand focus to the next level. Starting from the conviction that management makes all the difference in supermarket performance, during the third quarter we transformed each brand into an autonomous division, appointing a dedicated brand manager with P&L authority for brand operations and marketing, and increasing the number of employees in each store to improve customer service. An immediate benefit was the ability to eliminate our corporate-level marketing and operations organizations, resulting in a decrease of costly personnel at the headquarters level. Even more important, the reorganization has already made an impact on the performance of each brand as evidenced in sales, market share and profitability, and we believe that substantial additional improvement will be unleashed in 2006.

Expansion: Continuing the aggressive expansion policy we have been following for the past two years, during 2005 we opened 7 new stores (including three that had been flagship operations of our competitors) while closing only 3, adding a net total of 12,000 square meters to the chain. In parallel, we carried out several major renovations. During the year ahead, we plan to open a similar number of stores (including the incorporation of three that had previously been owned by Clubmarket) and will continue evaluating new expansion opportunities as they arise.

Revenue diversification: To capitalize on our ~50 million yearly checkouts, we continue to expand the range of items that customers can purchase in our stores. During 2005, we ramped up our Near-Food and Non-Food capabilities, the latter an effort jump-started via our May acquisition of 50% of Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd., Israel’s largest franchiser of dollar, toy, and housewares stores. Working closely with this strong partner, we have now established dollar, toy and housewares sections within most of our large stores, and they have already begun making a significant contribution to revenues and profits. In 2006, we will continue expanding our Non-Food offerings with a particular focus on the textile and leisure (videos, computers, magazines etc.) categories.

Branching Out: New Initiatives
In 2006, we plan to launch a number of new initiatives to help us capitalize more fully on our strong customer base and existing customer loyalty clubs – Dor Alon’s Speedomat as well as our Buy & Bonus and Mega clubs. It is clear that the combination of these three into one large club targeting our combined customer base has the potential to offer a much broader range of membership benefits while reducing per capita operating costs.

As such, we will soon be launching Israel’s largest customer loyalty club, and using it as the basis for selling an exciting new line of personal finance and insurance products.

To kick-start these ventures, in November we entered into an agreement (together with Dor Alon) to purchase 49% of the Israeli Diners Club franchise. In so doing, we will be able to combine our Mega, Buy & Bonus and Speedomat club memberships with those of Diners Club, giving it a customer base of over a million individuals. The transaction will also significantly reduce the cost, effort and risk involved in launching our own credit card and Financial Services products. The use of Diners’ database infrastructure will facilitate our ability to offer loans and other related bank services, insurance and travel packages as a natural extension of our “one-stop shopping” concept, and to bring incentive-based benefits and credit terms to our club members.

We are confident that the Israeli public will respond positively to our new services and products, helping us take our revenues and profits to the next level.

Real estate
We are also embarking on a new strategy designed to unleash significant value currently locked within the Company’s real estate assets. The first step in this process will be the spin-off of a new subsidiary that will own and manage the 146,000 square meters occupied by our stores and other lessors as well as the free land and unused building rights under our ownership, with the goal of seeking out ways to increase their value.

Conclusion
Taken as a whole, we are pleased with our markets, our performance and our prospects. During the year ahead, we will continue developing our supermarket business and begin our expansion into exciting new areas. With an experienced and motivated team, substantial financial resources, strong assets and significant unrealized value, we are confident in our ability to take Blue Square’s performance to the next level and to create significant value for our shareholders.

We thank our customers, employees, suppliers, and investors for their continued support and efforts during another good year, and pledge to work for our mutual benefit in the years ahead.

Faithfully yours,
Mr. David Weissman, Chairman

BLUE SQUARE – ISRAEL LTD.

2005 ANNUAL REPORT

BLUE SQUARE – ISRAEL LTD.
2005 ANNUAL REPORT

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

BLUE SQUARE – ISRAEL LTD

We have audited the accompanying consolidated financial statements of Blue Square – Israel Ltd. (hereafter – the Company) and its subsidiaries and proportionately consolidated companies: consolidated balance sheets as of December 31 ,2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 3.64% of total consolidated assets as of December 31, 2005, and whose revenues included in consolidation constitute approximately 1.57% of total consolidated revenues for the year ended December 31, 2005. The financial statements of the above subsidiary were audited by other independent registered public accounting firm, whose report have been furnished to us, and our opinion, insofar as it relates to amounts included for that company, is based on the report of the other independent registered public accounting firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations, and cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States and as allowed by item 17 to Form 20-F.  Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.

As explained in note 2a, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in the general purchasing power of the Israeli currency through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv	Kesseleman&Kesselman
March 21, 2006	Public Accounting Certified

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

BLUE SQUARE – ISRAEL LTD.

        We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and cash flows of Blue Square – Israel Ltd. (the “Company”) and subsidiaries for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and subsidiaries, for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 18 to the consolidated financial statements).

        As described in Note 2a, the consolidated financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 8, 2004	A Member of Ernst & Young Global

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2004	2005	2005
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

A s s e t s	11

CURRENT ASSETS:	13
Cash and cash equivalents	2c	47,359	66,773	14,506
Trade receivables	15a	483,524	558,758	121,390
Other accounts receivable	15b	145,292	129,670	28,171
Inventories	15c	288,042	356,881	77,532

Total current assets		964,217	1,112,082	241,599

INVESTMENTS AND LONG TERM RECEIVABLES:
Restricted deposit	11c	-	500,190	108,666
Investments in an associated company	3	2,795	3,325	722
Other long term receivables	15d	-	2,962	643

		2,795	506,477	110,031

FIXED ASSETS, NET OF ACCUMULATED DEPRECIATION
AND AMORTIZATION	4	2,011,599	1,971,577	428,324

OTHER ASSETS, NET OF ACCUMULATED AMORTIZATION:	5
Goodwill		76,665	82,511	17,925
Deferred charges		23,735	10,388	2,257

		100,400	92,899	20,182

		3,079,011	3,683,035	800,136

March 21, 2006 ————————— Date of approval of the financial statements	————————— David Wiessman Chairman of the Board of Directors	————————— Gil Unger Chief Executive Officer	————————— Emanuel Avner Vice President and Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS

				Convenience translation (note 2p)
		December 31,		December 31,
		2004	2005	2005
	Note	NIS (see note 2a)		U.S. dollars
		In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:	11, 13
Credit and loans from banks	15e	136,541	291,058	63,232
Current maturities of debentures	7	-	68,258	14,829
Trade payables		837,757	879,136	190,992
Other accounts payable and accrued expenses	15f	331,614	323,674	70,318
Dividend payable		38,971	-	-

Total current liabilities		1,344,883	1,562,126	339,371

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current
maturities	6	390,375	781,304	169,738
Debentures, net of current maturities	7	200,000	136,517	29,658
Convertible debentures	7	186,193	184,989	40,189
Deferred income taxes	12b	14,576	13,392	2,909
Liability for employee rights, net of amount
funded	8	26,894	28,166	6,119

Total long-term liabilities		818,038	1,144,368	248,613

CONTINGENT LIABILITIES AND COMMITMENTS	9
Total liabilities		2,162,921	2,706,494	587,984

MINORITY INTEREST	15g	96,780	111,233	24,165

SHAREHOLDERS' EQUITY:	10
Share capital -
Ordinary shares of NIS 1 par value -
Authorized: 100,000,000 shares at December
31, 2005 and 2004; Issued and outstanding
38,950,091 and 38,782,336 shares at
December 31, 2005 and 2004, respectively		52,503	52,671	11,443
Additional paid-in capital		754,264	714,796	155,289
Retained earnings:
Dividend declared subsequent to balance
sheet date		-	50,000	10,862
Unappropriated		12,543	47,841	10,393

Total shareholders equity		819,310	865,308	187,987

		3,079,011	3,683,035	800,136

The accompanying notes are an integral part of the consolidated financial statements

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

		2003	2004	2005	Convenience translation (note 2p) 2005
	Note	NIS (see note 2a)			U.S. dollars
		In thousands (except share and per share data)

Sales	2m	5,170,510	5,365,784	5,797,018	1,259,400
Cost of sales		3,777,411	3,962,303	4,298,211	933,785

Gross profit		1,393,099	1,403,481	1,498,807	325,615
Selling, general and administrative
expenses	15h	1,190,425	1,203,391	1,269,760	275,855

Operating income		202,674	200,090	229,047	49,760
Financial expenses, net	15i	(48,813)	(58,090)	(59,529)	(12,933)

		153,861	142,000	169,518	36,827

Amortization of goodwill		(5,740)	(5,870)	(6,508)	(1,414)
Other income (expenses), net	15j	(136,612)	(19,593)	690	150

Income before taxes on income		11,509	116,537	163,700	35,563
Taxes on income	12d	8,445	41,230	58,490	12,707

Income after taxes on income		3,064	75,307	105,210	22,856
Share in profits (losses) of associated
company, net		742	(1,204)	498	108
Minority interest in profits of
subsidiaries, net		10,852	13,555	15,717	3,415

Net income (loss) for the year		(7,046)	60,548	89,991	19,549

Net income (loss) per Ordinary share or
ADS	2t	(0.18)	1.57	2.32	0.50

Weighted average number of shares or ADS
used for computation of income (loss)
per share		38,400,000	38,782,336	38,950,091	38,950,091

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Retained earnings
	Share capital	Additional paid-in capital	Dividend declared subsequent to balance sheet date	Unappropriated	Total
	NIS in thousands (see note 2a)

BALANCE AT JANUARY 1, 2003	52,121	741,008	-	546,287	1,339,416

CHANGES DURING 2003:

Dividend paid	-	-	-	(295,030)	(295,030)
Dividend declared subsequent to balance
sheet date	-	-	198,421	(198,421)	-
Net loss	-	-	-	(7,046)	(7,046)

BALANCE AT DECEMBER 31, 2003	52,121	741,008	198,421	45,790	1,037,340

CHANGES DURING 2004:

Issuance of shares upon conversion of
convertible debentures	382	13,256	-	-	13,638
Dividend paid	-	-	(198,421)	(54,390)	(252,811)
Dividend declared	-	-	-	(39,405)	(39,405)
Net income	-	-	-	60,548	60,548

BALANCE AT DECEMBER 31, 2004	52,503	754,264	-	12,543	819,310

CHANGES DURING 2005:

Issuance of shares upon conversion of
convertible debentures	168	5,432	-	-	5,600
Reclassification of capital reserve
related to capital gain from
transaction with previous parent
cooperative (see note 10 c)	-	(44,900)	-	44,900	-
Gain on derivatives hedging dividend
payable, net of taxes	-	-	-	407	407
Dividend paid	-	-	-	(50,000)	(50,000)
Dividend declared subsequent to balance
sheet date	-	-	50,000	(50,000)	-
Net income	-	-	-	89,991	89,991

BALANCE AT DECEMBER 31, 2005	52,671	714,796	50,000	47,841	865,308

	Convenience translation into U.S. dollars in thousands (note 2p)

BALANCE AT JANUARY 1, 2005	11,406	163,864	-	2,725	177,995

CHANGES DURING 2005:
Issuance of shares upon conversion of
convertible debentures	37	1,180	-	-	1,217
Reclassification of capital reserve
elated to apital gain from transaction with
revious arent cooperative (see note 10 c)	-	(9,755)	-	9,755	-
Gain on derivatives hedging dividend
payable, net of taxes	-	-	-	88	88
Dividend paid				(10,862)	(10,862)
Dividend declared subsequent to balance
sheet date	-	-	10,862	(10,862)	-
Net income	-	-	-	19,549	19,549

BALANCE AT DECEMBER 31, 2005	11,443	155,289	10,862	10,393	187,987

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) – 1

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Convenience translation (note 2p)
	2003	2004	2005	2005
	NIS (see note 2a)			U.S. dollars
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	(7,046)	60,548	89,991	19,549
Adjustments required to reflect the cash flows
from operating activities (a)	265,586	288,010	119,769	26,020

Net cash provided by operating activities	258,540	348,558	209,760	45,569

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of fixed assets	(138,713)	(89,404)	(89,050)	(19,346)
Investment in restricted deposit and long-term
receivables			(500,233)	(108,675)
Acquisition of minority interest in subsidiary	(865)	-	-	-
Proceeds from sale of fixed assets	29,513	11,527	9,213	2,001
Deconsolidation of former investee company (c)	-	(505)	-	-
Proceeds from realization of investment in former
investee company (see note 3c):
Consideration for shares sold	-	-	2,731	594
Amount received for assumed liabilities to
banks and others	-	-	11,039	2,398
Acquisition of a subsidiary consolidated for the
first time (b)	-	-	(3,152)	(685)
Proceeds from sale of (investments in) marketable
securities, net	(11,572)	15,817	-	-
Long term loan to a former investee company, net	-	(5,997)	-	-

Net cash used in investing activities	(121,637)	(68,562)	(569,452)	(123,713)

CASH FLOWS FROM FINANCING ACTIVITIES:

Dividends paid to shareholders	(295,030)	(252,811)	(88,998)	(19,335)
Dividend paid to minority shareholders of
subsidiaries	-	(77,040)	(22,614)	(4,913)
Decrease in the balance with previous parent
cooperative, net	(5,471)	-	-	-
Receipt of long-term loans	109,629	426,762	633,169	137,556
Repayments of long-term loans and debentures	(203,492)	(357,609)	(139,167)	(30,234)
Repayment of capital note to previous shareholders
of subsidiary	-	-	(8,200)	(1,781)
Issuance of debentures and convertible debentures,
net of issuance expenses	393,047	-	-	-
Short-term credit from banks, net	(86,038)	(35,194)	4,916	1,068

Net cash provided by (used in) financing activities	(87,355)	(295,892)	379,106	82,361

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	49,548	(15,896)	19,414	4,217
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	13,707	63,255	47,359	10,289

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	63,255	47,359	66,773	14,506

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

Cash paid during the year for interest	31,462	52,501	49,510	10,756

Cash paid during the year for taxes	40,861	39,038	40,747	8,852

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded) – 2

BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2004	2005	Convenience translation (note 2p) 2005
	NIS (see note 2a)			U.S. dollars
	In thousands

(a) Adjustments required to reflect the cash flows from
operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	145,190	146,201	139,199	30,241
Minority interest in profits of subsidiaries - net	10,852	13,555	15,717	3,415
Share in losses (profits) of an associated company	(742)	1,204	(498)	(108)
Loss (gain) from sale, disposal and impairment of
fixed assets and investments	47,359	5,994	(807)	(175)
Deferred income taxes, net	(16,571)	9,526	18,079	3,928
Linkage differences on long-term loans and other
liabilities, net	8,530	5,195	13,736	2,984
Increase in liability for employee rights, net	14,735	1,476	1,125	244
Increase in value of marketable securities, deposit
and long term receivables	(3,565)	(680)	(122)	(27)
Capital gain from sale of a former investee company
(see note 3c)	-	-	(2,345)	(509)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables and other
accounts receivable	(22,025)	4,134	18,645	4,051
Decrease (increase) in inventories	54,161	(13,389)	(42,841)	(9,308)
Increase (decrease) in trade payables and other
accounts payable	27,662	114,794	(40,119)	(8,716)

	265,586	288,010	119,769	26,020

(b) Acquisition of a subsidiary consolidated for the first
time:

Assets and liabilities of the subsidiary at date of
acquisition:
Working capital (excluding cash and cash equivalents)	-	-	(15,122)	(3,285)
Fixed assets	-	-	(3,897)	(847)
Deferred income taxes	-	-	(1,652)	(359)
Liability for employee rights upon retirement - net	-	-	147	32
Long-term loans and other liabilities	-	-	8,376	1,820
Goodwill arising on acquisition	-	-	(12,354)	(2,684)
Minority interest in subsidiary at date of
acquisition	-	-	21,350	4,638

	-	-	(3,152)	(685)

(c) Deconsolidation of former investee company

Assets and liabilities of this company at date of
deconsolidation:
Working capital deficiency (excluding cash and cash
equivalents)	-	(5,833)	-	-
Fixed assets and investments	-	6,658	-	-
Long term liabilities	-	(6,941)	-	-
Carrying amount of the investment at the date of the
deconsolidation	-	5,611	-	-

	-	(505)	-	-

(d) Supplementary information on investing and financing
activities not involving cash flows:

Sale of fixed assets on credit	21,861	-	-	-

Purchase of partner's interest in partnership in
consideration for deposit	6,854	-	-	-

Issuance of shares upon conversion of convertible
debentures	-	13,638	5,600	1,217

Dividend payable	-	39,405	-	-

The accompanying notes are an integral part of the consolidated financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	GENERAL:

a.	Nature of operations

Blue Square-Israel Ltd. (“Blue Square”) is an Israeli corporation, which, independently and through its subsidiaries, operates in one business segment – the operation of chains of supermarkets in Israel. All references to the Company include, unless the context otherwise indicates, Blue-Square and its subsidiaries. The Company markets and sells a wide range of consumer products including food and beverages, apparel, pharmaceuticals, housewares and cosmetics.

b.	Acquisition of controlling interest in the Company

In April 2003, the Tel Aviv District Court announced that Bronfman-Alon Ltd. had been awarded the tender for the acquisition of the shares of the Company held by Co-Op Blue Square Services Society Ltd. (the “previous parent cooperative” or “Co-Op”). Co-Op held approximately 78% of the shares of the Company. In June 2003 the acquisition was completed.

c.	The Company intends to reorganize its real estate operations such that Blue Square’s real estate will be transferred to a new wholly-owned subsidiary that was established for this purpose. This reorganization depends on the Israeli Tax Authority approval. See also note 9b(2).

d.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

e.	Definitions:
Subsidiary	-	a company over which the Company has control, the financial statements of which have been consolidated with the financial statements of the Company, which is not a proportionately consolidated company.

Proportionately consolidated company	-
a jointly controlled company, none of the shareholders of which holds exclusive control, the financial statements of which are consolidated with those of the Company by the proportionate consolidation method.

Associated company	-	a company (which is not a subsidiary or a proportionately consolidated company), over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage holding in the said company is 20% or more, unless there are circumstances that contradict this assumption.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1	–	GENERAL (continued):

Investee company	-	a subsidiary, proportionately consolidated company or associated company.

Related parties	-	as defined in Opinion No.29 of the Israeli Institute Of Certified Public Accountant.

Goodwill	-	the difference between the cost of the investment in the investee company and the Company's share in the fair value of its underlying assets, net of the fair value of its underlying liabilities, at time of acquisition, net of the applicable taxes.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Israeli GAAP vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in note 18.

The significant accounting policies which, except for the changes required by the transition to nominal financial reporting in 2004 (see a (1)), were applied on a consistent basis, are as follows:

a.	Financial statements presentation basis:

The Company draws up and presents its financial statements in Israeli currency (hereafter – shekels or NIS).

1)	Transition to nominal financial reporting in 2004

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 –“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standards Board (hereafter –the IASB) and, pursuant thereto, the Company has discontinued, from the aforesaid date, the adjustment of its financial statements for the effects of inflation in Israel.

The amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. Accordingly, the amounts reported in these financial statements, that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated company (see also g below) and equity items, which originate from the period that preceded the transition date, are based on the adjusted-for-inflation data (based on the CPI for December 2003), as previously reported.

All the amounts originating from the period after the transition date are included in the financial statements based on their nominal values.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (“NIS”), based upon changes in the consumer price index (hereafter – “the CPI”, see also note 13b), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”).

Components of the income statements for 2003 were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period – sales, purchases, labor costs, etc. – were adjusted on the basis of the index for the month in which the transaction was carried out, while those relating to nonmonetary balance sheet items (mainly – changes in inventories and depreciation and amortization) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

2)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries; as to a company consolidated for the first time, see note 3a. The companies included in consolidation are listed in appendix I to the financial statements.

2)	In addition to the fully consolidated companies as above, the consolidated financial statements include jointly controlled companies that have been consolidated by the proportionate consolidation method, as prescribed by Opinion 57 of the Israeli Institute. As to data relating to such companies included in these consolidated financial statements – see also note 3c.

3)	Goodwill is presented in the consolidated balance sheets under “other assets” and is amortized in equal annual installments over 10 and 20 years (mainly 20 years), commencing in the year of acquisition. Pursuant to an amendment to Israel Accounting Standard No. 20, which was issued in March 2006, the amortization of goodwill is to be discontinued from January 1, 2006 – see w (5) below.

4)	Intercompany balances and transactions have been eliminated. Profits from intercompany sales, not yet realized outside the group, have also been eliminated.

c.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use to be cash equivalents.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Marketable securities

Marketable securities are presented at market value. Changes in value are carried to financial income or expenses.

e.	Concentrations of credit risks – allowance for doubtful accounts

The Company’s sales derive from a large number of customers and the trade receivables consist mainly of receivables from credit card companies. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risks at December 31, 2005. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management, is doubtful.

f.	Inventories

Inventories (mainly merchandise) are stated at the lower of cost or market, cost being determined by the “first-in, first-out” method. The Company evaluates inventory shrinkage throughout the year based on the results of periodic physical counts in its stores, and record reserves based on the results of these counts to provide for estimated shrinkage as of the balance sheet date.

g.	Investment in an associated company and in other company :

1)	Investment in an associated company is accounted for by the equity method.

2)	The Company reviews at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investment, in the associated company.

3)	Investment in other company for which the consolidation by the proportionate consolidation method has been discontinued in 2004, was presented in December 31, 2004 at its carrying value as of the date of the discontinuance of its consolidation. This investment was realized in 2005 – see also note 3(c).

h.	Fixed assets

Fixed assets are stated at cost net of accumulated depreciation and amortization. Improvements are capitalized, whereas maintenance and repairs are charged to operations as incurred. Borrowing costs in respect of credit applied to finance the construction or acquisition of fixed assets incurred until construction of the fixed assets is completed – are charged to cost of such assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The assets are depreciated by the straight-line method, on the basis of their estimated useful life. Annual rates of depreciation are as follows:

%

Buildings	2
Furniture, equipment and installations	6 - 33 (mainly 10%)
Motor vehicles	15 - 20
Leasehold improvements	The lower of the term of the
lease or the estimated useful
lives (mainly 10%)

Fixed assets include the cost of internal-use software. The Company expenses all costs related to the development of internal-use software other than those incurred during the application development stage. Costs incurred during the application development stage are capitalized and amortized using the straight line method over the estimated useful life of the software (generally 4 years).

i.	Deferred charges:

1.	Prepaid rental expenses and acquisition tax in respect of operating lease agreements are amortized over the remaining leasehold period.

2.	Debenture issuance costs – these costs are amortized over the term of the debentures, in proportion to their outstanding balance. As to the change from January 1, 2006, in the method of presenting and amortizing these charges – see note w(1) below.

3.	Goodwill – see b (3) above.

j.	Impairment of assets

The Company reviews – at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and identifiable intangibles, including goodwill.

When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset, and, if necessary, records an impairment provision up to the amount needed to adjust the carrying amount to the recoverable amount.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal. In determining the value in use of an asset, the Company uses best available estimates as to the conditions that will prevail during the remaining useful life of the asset and as to the current condition of the asset. In determining the net selling price of an asset, management relies on estimates of the Company’s experts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs. A cash-generating unit includes goodwill allocated to that unit, and any impairment loss relating to that unit is initially allocated to the goodwill and then to the other assets.

The Company evaluates impairment separately for each store or other cash-generating unit. In evaluating impairment, the Company considers corporate assets relating to the stores or other cash-generating units as well as indirect costs that are directly attributable, or that can be reasonably and consistently allocated, to the stores or to other units. Goodwill is evaluated for impairment in relation to the cash generating unit to which the goodwill can be allocated; mostly, goodwill is allocated to the operations of the Company’s principal consolidated subsidiary (Blue Square Chain Investments and Properties Ltd – “BSIP”).

The impairment loss is carried directly to statements of operations. Where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, so long as the recoverable value of the asset has increased, as a result of changes in the estimates previously employed in determining such value.

As to provisions for impairment recorded in previous years see note 4b.

Pursuant to an amendment to Accounting Standard No. 20 that was published in March 2006, goodwill and certain intangible assets have to be tested for impairment at least once a year – see note w (5) below.

k.	Convertible debentures

The debentures, which as of December 31, 2005 and 2004 are not expected to be converted, are presented at the amount of the liability at the balance sheet date and are presented among long-term liabilities. As to the implications of the initial adoption of Israel Accounting Standard No. 22 in 2006, see w(1) below.

l.	Deferred taxes :

1)	Commencing January 1, 2005, the Company applies the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard. The adoption of this standard does not have a material effect on the Company’s financial statements in the reported periods.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	In accordance with the standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time (unless the temporary difference results from the initial recognition of a business combination).

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income.

As to the main types of differences, in respect of which deferred taxes have been included – see note 12b.

3)	Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

4)	The current taxes, as well as the changes in the deferred tax balances are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for the tax in respect of transactions that are recognized directly in shareholders’ equity (in such instances, the applicable tax is taken directly to shareholders’ equity).

5)	Taxes that would apply in the event of disposal of investments in investee companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

m.	Revenue recognition

Revenues from sales are recognized upon delivery of goods to the customer. Discounts, including those relating to gift certificates, are recognized as a reduction of sales upon occurrence of the related sales.

Revenue from sale of gift certificates is deferred and is recognized as income only when the gift certificate is redeemed for active goods, or when there is only a remote likelihood that the customer will require that the Company fulfills its performance obligations, based on the Company’s experience.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Club member awards

Club members participating in the Company’s programs are entitled to earn points upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge. The value of such points, adjusted for points that are estimated to expire without utilization, is charged to cost of sales or selling expenses, according to their nature, in the period in which the points are earned by the club members.

o.	Rebates from suppliers

Current rebates from suppliers are recorded in the financial statements upon receipt.

Rebates due from suppliers for which the Company has no obligation to meet specified purchasing targets, are recorded in the financial statements on the basis of the purchases actually made.

In some cases, the Company is entitled to certain rebates only upon meeting specified purchasing targets, such as the fulfillment of a minimum annual purchase quota (in quantitative or monetary amounts), or an increase in purchases in comparison with purchases made in previous periods. The related rebates are recognized in the financial statements as earned on a pro rata basis based on a systematic calculation of the extent to which the Company has reached the target, provided it is probable that the final target will be met and the total rebate can be reliably estimated. Estimates as to whether the final target will be met are based, among others, on past experience, the Company’s relationship with the supplier, and the amount of the anticipated purchases for the remaining period. Rebates from suppliers are presented as a reduction of inventories and cost of sales, as applicable.

p.	Convenience translation into U.S. dollars

The financial statements as of December 31, 2005 and for the year then ended have been translated into U.S. dollars at the representative rate of exchange on December 31, 2005 (U.S. $ 1 = NIS 4.603). The translation was made solely for the convenience of the reader.

The U.S. dollar amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

q.	Advertising costs

Advertising costs are expensed as incurred. Reimbursements from suppliers in respect of specific joint advertising campaigns are recognized in accordance with EITF 02-16 “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”, as a reduction of these costs, when incurred.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Store closure costs

A liability for costs to terminate a lease contract before the end of its term is recognized and measured at its fair value when the Company terminates the contract. A liability for costs that will continue to be incurred under the contract for its remaining term, when the Company ceases the use of the leasehold, and which have no economic benefits for the Company, is recognized and measured at its fair value when the Company ceases using the leasehold. Leasehold improvements are written off at such time. Other costs are expensed as incurred.

s.	Dividend declared subsequent to balance sheet date

Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made.

The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the statement of shareholders’ equity under – “dividend declared subsequent to balance sheet date”.

t.	Earnings (loss) per share (“EPS”)

EPS is computed in accordance with guidelines prescribed in Opinion No. 55 of the Israeli Institute. Basic EPS is computed on the basis of the weighted average of the paid-up share capital outstanding during the year, assuming conversion of convertible securities as of the later of the beginning of the year or the date of issuance, if such conversion is probable. Diluted EPS is computed as stated above, plus the effect of the assumed conversion of those convertible securities not included in the computation of basic EPS. If the effect of the assumed conversion of convertible securities is anti-dilutive, they are not included in the computation. In 2005 and 2004 the dilution effect of the assumed conversion of convertible securities was immaterial.

u.	Linked balances and balances in foreign currency

Balances in or linked to foreign currency are presented in the financial statements at the representative exchange rates prevailing on balance sheet date.

Balances linked to the Israeli CPI are based on the appropriate index for each linked asset or liability.

v.	Derivatives

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in statements of operations commensurate with the results from those assets or liabilities.

Until September 2005, the Company declared dividend in dollars. The Company entered into forward exchange contracts in order to hedge the amount of dividend paid from changes in the exchange rate of the dollar. Gains and losses on such derivatives were carried to the amount of dividend paid.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

w.	Recently issued accounting pronouncements in Israel:

1.	In August 2005, the IASB issued Israel Accounting Standard No. 22 – “Financial Instruments: Disclosure and Presentation”, which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefore. The standard prescribes the rules pursuant to which financial instruments are to be classified and are to be presented as a liability (while broadening the definition of a financial liability) or as an equity instrument (presented within shareholders’ equity). The standard also prescribes rules for bifurcating and classifying compound financial instruments (that include both an equity component and a liability component), the circumstances under which the offsetting of financial assets and financial liabilities is permitted, and the treatment of the costs of issuing financial instruments. The standard also prescribes that interest, dividends, losses and gains relating to financial instruments shall be recorded as income or expense in the income statements when the instrument is classified as a financial liability, or as an equity movement when the instrument is classified as an equity instrument.

This accounting standard is to be applied to financial statements for periods commencing on or after January 1, 2006, and is to be applied prospectively. Upon initial implementation of the standard, all the financial instruments existing at the transition date will be classified and presented in accordance with the classification and presentation rules prescribed by the said standard; compound financial instruments will be bifurcated into their components, prior to said classification, in accordance with the transitional provisions prescribed by the said standard. Comparative data will not be restated.

When the standard takes effect, the Israeli Institute’s Opinion 48 – “Accounting Treatment of Option Warrants”, and Opinion 53 – “Accounting Treatment of Convertible Liabilities” will be revoked.

The provisions of this standard differ from current Israeli principles and practice with regard to the accounting treatment of certain financial instruments. Accordingly, its adoption is likely to have effects on the company’s assets, liabilities and shareholders’ equity and also on the reported results in future periods, primarily regarding the following matters:

Following the revocation of Opinion 53, convertible debentures will be bifurcated into their component parts on January 1, 2006; on the said date, the liability component will be classified and presented, net of related deferred issuance costs (see below), among the group’s liabilities, while the equity component, will be classified and presented, net of related deferred issuance costs (see below), as part of the shareholders’equity.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

The balance of deferred issuance costs related to the convertible debentures, which at December 31, 2005, amounted to approximately NIS 850 thousands will be bifurcated at the time of the standard taking effect into components related to the equity component and to the liability component of the debentures. The component of deferred issuance costs, related to the equity component of the debentures, will be netted from the debentures’ equity component classified as part of the shareholders’ equity, whereas the component of deferred issuance costs, related to the liability component of the debentures, will be presented as a deduction from the amount of the liability to which such costs relate and amortized in future reporting periods according to the interest method. Such expenses are currently amortized over the term of the debentures, in proportion to their outstanding balance. The change in the method of their amortization will not have a material effect on operating results in future reporting periods.

The balance of deferred issuance costs related to the Company’s non-convertible debentures which at December 31, 2005, amounted to approximately NIS 777 thousands, will be presented as a deduction from the amount of the liability to which such costs relate and amortized in future reporting periods according to the interest method. Such expenses are currently amortized over the term of the debentures, in proportion to their outstanding balance. The Company is currently assessing the effect of bifurcating the equity component as explained above.

2)	In September 2005, the IASB issued Accounting Standard Israel No. 24 – “Share-based Payment”. This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements.

The new standard is applicable to transactions whereunder the company acquires goods or receives services in consideration for equity instruments of the company (hereafter - equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the company (hereafter - liability grant). The standard requires the recognition of such transactions at fair value. The standard is applicable to share-based payment transactions with employees and non-employees.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is to be measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is to be expensed over the period that the employee’s right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is to be recorded as a capital surplus under the company’s shareholders’ equity.

According to the provisions of the standard, the initial measurement of the fair value of liability grants is to be made on the date of the grant and recognized as a liability in the company’s balance sheet; thereafter, the liability is to be remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

Accounting Standard No. 24 is to be applied to financial statements covering periods commencing on, or after, January 1, 2006. Early adoption of the standard is encouraged.

As the Company has no current employee or non-employee compensation plans, implementation of the standard will have no effect on its financial statements. Nevertheless, prospective new grants of options or shares to employees or service providers of the Company shall result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

3)	In February 2006, the IASB issued Israel Accounting Standard No. 21 – “Earnings per Share”, which is based on International Accounting Standard No. 33. Accounting Standard No. 21 provides rules for the computation of earnings per share data and their presentation in the financial statements, and is to supersede, starting from its effective date, the existing rules relating to the computation and presentation of such data, which are based on Opinion 55 of the Israeli Institute; the standard is to be applied in financial statements for periods commencing on or after January 1, 2006.

According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. This computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is to be added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities); for the purpose of the computation of the weighted average, dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the period or, if later, the date of the issue of the potential ordinary shares. The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the the company’s share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

Upon the initial adoption of the standard, and in accordance with the transitional provisions stipulated therein, the comparative earnings per share data are to be restated in the financial statements, in order to reflect, with retroactive effect, the computation of the earnings per share under the new directives.

4)	In February 2006, the IASB issued Israel Accounting Standard No. 25 – “Revenue”, which is based on International Accounting Standard No. 18. This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company’s assets by others (interest income, royalties or dividends).

The principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

A clarification of said standard was issued by the IASB in February 2006: Clarification No. 8 – “Reporting of Revenue on a Gross or Net Basis”. According to the clarification, a company acting as an agent or an intermediary without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as profit or commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the turnover from the related expenses.

Standard 25 shall be applicable to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively; nevertheless, in accordance with the transitional provisions of the standard, the classification and presentation of revenue on a gross or net basis, as above, shall be applied with retroactive effect, including the restatement of revenues and expenses appearing in the comparative figures in the financial statements for periods commencing on the effective date of the standard.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (continued):

Until the publication of the said standard and the related clarification, there were no accounting pronouncements in Israel concerning revenue, and the accounting treatment of this issue was mostly based on generally accepted accounting practices and foreign accounting pronouncements.

Implementation of the standard commencing January 1, 2006, required the financing component, contained in a credit sale, to be separated (by discounting the future cash inflows), except in the case of sales made on short term credit, where the effect of discounting the proceeds thereof would not be material.

The Company is currently assessing the significance of the financing component in its credit sales.

5)	In March 2006, the IASB issued Israel Accounting Standard No. 20 – “The Accounting Treatment of the Goodwill and Intangible Assets of Investee Companies”. According to this standard, as of January 1, 2006, the amortization of goodwill and other intangible assets with indefinite useful lives is to be discontinued; in the future, such assets would be subject to an impairment test, which is to be performed at least once a year, or more frequently, in the presence of events or circumstances indicating a possible impairment in the value of such assets.

NOTE 3	–	INVESTEE COMPANIES:

a.	Subsidiary consolidated for the first time:

In May, 2005, the Company completed the purchase of 50% of the holding of Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd (“Kfar Hasha’ashuim”), an Israeli company that operates non-food chain stores through franchises. The acquisition cost of the company was allocated to the assets and liabilities of the acquired company based on their fair values on the date of acquisition and the balance, in an amount of NIS 12.3 million, was allocated to goodwill which is amortized at the rate of 10% per annum.

Under the purchase agreement, the Company controls the board of directors of Kfar Hasha’ashuin.

The other 50% shareholders have only protective rights under the agreements as defined in interpretation No.5 of the IASB. Accordingly, the Company consolidates the financial statements of Kfar Hasha’ashuim as from June 30, 2005.

The consolidated statements of operations for the year 2005 includes the share in the profits of Kfar Hasha’ashuim for the period from July 1, 2005 to December 31, 2005.

The total acquisition price in the amount of NIS 25 million consists of payment of NIS 3.2 million for the shares and NIS 21.8 million, which was granted as a shareholder loan.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

Concurrent with the issuance of the shareholder loan, on May 30, 2005 Kfar Hasha’ashuim issued capital notes in a total amount of NIS 21.8 million in respect of the shareholders loan. The capital notes are unlinked and interest free. No repayment date has been fixed, but the Company and Kfar Hasha’ashuim do not intend the notes to be repaid before June 1, 2006.

The purchase agreement determined that the shareholders loan repayment will be comprised of distributable earnings but not in excess of 50% of such earnings and that the other shareholders in Kfar Hasha’ashuim will be entitled consequently to a preferred dividend in amount equal to the loan repayment on such date, up to the full repayment of the loan.

Following are data relating to the abovementioned company included in the consolidated financial statements as of December 31, 2005:

NIS in thousands

Balance sheet:
Current assets	127,021
Fixed assets, net of accumulated depreciation	4,790
Goodwill	11,717
Deferred income taxes	533
Long term receivables	857
Current liabilities	(95,792)
Long-term liabilities	(9,866)
Minority interest*	(14,547)

24,713

*	including NIS 10.9 million which represent the minority interest in preferred dividends as explained above.

For the period from July 1 to December 31, 2005
NIS in thousands

Statements of operations:

Sales	90,849

Cost of sales	74,193

Income before taxes on income	911

Income after taxes on income	313

Minority interest in profits	396

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

b.	Investment in an associated company:

1)	Composition:

	December 31,
	2004	2005
	NIS in thousands

Shares:

Cost of shares	270	270
Share in undistributed profits accumulated since
acquisition	484	982

	754	1,252
Perpetual capital notes (a)	1,325	1,357
Long-term loans (b)	716	716

	2,795	3,325

(a)	Perpetual capital notes are linked to the Israeli CPI and bear interest at an annual rate of 5%.

(b)	The loans are linked to the Israeli CPI and bear interest at an annual rate of 5%. The repayment date has not yet been determined.

2)	Change during the year

NIS in thousands

Balance as of January 1, 2005	2,795

Share in undistributed profits	498
Changes in perpetual capital notes	32

Balance as of December 31, 2005	3,325

3)	As to commitment to acquire an associated company, see note 9(b)1.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

c.	Proportionately consolidated companies:

Following are data of the jointly controlled entities (see list in appendix ²) – on the basis of the Company’s percentage of holding (50%) – as reflected in the Company’s consolidated financial statements:

1)	Balance sheet data:

	December 31,
	*2004	2005
	NIS in thousands

Current assets	2,281	1,466
Non-current assets	67,677	65,755
Current liabilities	2,713	1,752
Long-term liabilities	1,379	1,368

2)	Operating results data:

	2003	* 2004	2005
	NIS in thousands

Revenues	19,391	12,192	8,769
Costs and expenses	20,747	11,184	5,888
Net income (loss)	(10,658)	(1,734)	2,142

3)	Cash flows data:

	2003	* 2004	2005
	NIS in thousands

Net cash provided by operating activities	10,028	8,347	9,259
Net cash used in financing activities	(1,909)	(378)	(112)
Net cash provided by (used in) investing activities	(218)	22	(410)

*	In May 2004, BSIP completed the purchase of the remaining 50% of a former investee company (hereafter – Teco) share capital. Management decided that in the event it does not succeed to realize the investment in Teco by way of sale, it will act to discontinue Teco’s operation in the near future. Consequently the Company discontinued Teco’s proportional consolidation as from the second quarter of 2004. The investment balance in Teco in the amount of NIS 386 thousands was presented under “Other accounts receivable”.

On June, 2005, BSIP signed an agreement for the sale of its entire holdings in Teco (including shareholders loans). Pursuant to this agreement, BSIP received approximately NIS 13.8 million in consideration for the sale of its holdings in Teco, and for BSIP’s assuming Teco’s bank loans and other liabilities that amounted to approximately NIS 11 million.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3	–	INVESTEE COMPANIES (continued):

As a result of the aforesaid, the Company has included a gain of approximately NIS 2.3 million within “other income”.

d.	Acquisition of partner’s interest in partnership

In November 2002, a subsidiary entered into an agreement with the partner of the Jerusalem Malha Shopping Center Partnership for the purchase of the partner’s 50% share in the partnership (the remaining 50% is held by the subsidiary) in consideration for approximately NIS 6,854 thousands. Implementation of the agreement was subject to the approval of the Director of the Antitrust Authority, which was obtained in March 2003. The goodwill arising from the above acquisition amounted to NIS 4.1 million.

NOTE 4	–	FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation and amortization thereon, grouped by major classifications, and changes therein in 2005, are as follows:

	Land and buildings including leasehold land (1)		Leasehold improvements		Furniture, equipment and installations		Motor vehicles		Total
	NIS in thousands

Cost:

Balance at January 1, 2005	*)	1,806,865	*)	432,892	*)	1,256,209	*)	12,849	*)	3,508,815
Additions		2,179		23,174		63,238		1,078		89,669
Disposals		(639)		(2,671)		(5,956)		(610)		(9,876)
Changes due to acquisition of a
subsidiary consolidated for
the first time		-		2,996		1,900		1,854		6,750

Balance at December 31, 2005		1,808,405		456,391		1,315,391		15,171		3,595,358

Accumulated depreciation and
amortization:

Balance at January 1, 2005	*)	263,480	*)	265,665	*)	818,370	*)	12,350	*)	1,359,865
Additions		24,668		30,702		89,466		279		145,115
Eliminated on disposals		(296)		(2,984)		(2,986)		(279)		(6,545)
Changes due to acquisition of a
subsidiary consolidated for
the first time		-		1,329		944		580		2,853

Balance at December 31, 2005		287,852		294,712		905,794		12,930		1,501,288

Impairment of fixed assets (see
b below)		(84,132)		(6,017)		(32,344)		-		(122,493)

Net book value at December 31,
2005		1,436,421		155,662		377,253		2,241		1,971,577

Net book value at December 31,
2004	*)	1,454,680	*)	158,591	*)	397,829	*)	499	*)	2,011,599

*)	Reclassified

(1)	Certain real estate assets which had been transferred to the Company from the previous parent cooperative are in the process of being registered under the name of the Company.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4	–	FIXED ASSETS (continued):

b.	During 2003, due to, among others, the closure of stores (see note 15j) and the continuing economic slowdown, the Company recorded a net loss from impairment of assets of approximately NIS 41.6 million. This impairment loss is net of a reduction of the impairment provision, recorded during 2002, in the approximate amount of NIS 21 million. The change in the impairment provision in 2003 reflects updated operating and forecasted results of the Company’s management regarding various assets.

During 2004, the Company has recorded an impairment loss provision of NIS 5.5 million (see note 15j). This impairment loss is net of a reduction of the impairment provision, recorded during 2003 and 2002, in the approximate amount of NIS 27.6 million. The reduction of the impairment provision in 2004 was due to improvement in results relating to certain stores.

Impairment loss is included in other (income) expenses, net, see note 15j.

During 2005 the Company recorded a reduction of the impairment provisions in the net amount of NIS 0.1 million. This was the result of recording provision of NIS 15.5 million for the first time in respect of certain stores, against which was offset the reduction in the impairment provision in respect of other stores that had been recorded in previous years in the amount of NIS 15.6 million.

In calculating the impairment for the reported periods, based on discounted expected future cash flows, the Company used a discount rate of 8% (before tax), which was determined, by an independent expert.

The balance of the provision for impairment as of December 31, 2005 and 2004, is after a reduction for depreciation corresponding to the depreciation of the related assets and after elimination of the portion of the provision relating to assets that were disposed of during the year.

c.	Additional details:

1)	Composition of net book value of land and buildings as of December 31, 2005:

NIS
In thousands

Ownership	625,870

Capitalized leaseholding from the Israel Land Administration for periods ending 2020-2080 (including the option period which is
relevant for some of the lands)	810,551

1,436,421

2)	Part of the ownership rights and leasehold rights have not been technically recorded in the name of the companies.

d.	As to liens placed on assets, see note 11.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5	–	OTHER ASSETS:

	December 31,
	2004	2005
	Carrying amount	Cost	Accumulated amortization	Carrying amount
	NIS in thousands

Goodwill	76,665	122,517	40,006	82,511

Deferred changes:
Debenture issuance expenses	2,644	3,368	1,741	1,627
Prepaid rental expenses and
acquisition tax	1,477	35,995	35,728	267

	4,121	39,363	37,469	1,894

Deferred income taxes (see note 12b)	19,614			8,494

	23,735			10,388

NOTE 6	–	LONG -TERM LOANS FROM BANKS:

a.	Composition:

	Annual interest rate	December 31,
		2004	2005
	%	NIS in thousands

In foreign currency-
Swiss Frank	2.33	49,482	45,480
In Israeli currency:
Linked to the Israeli CPI (3)	5.1 (1)	228,897	305,450
Unlinked (2)		248,513	684,980	(4)

		526,892	1,035,910

Less - current maturities		(136,517)	(254,606)

		390,375	781,304

(1)	Weighted average rate as of December 31, 2005.

(2)	As of December 31, 2005 includes approximately NIS 650 million at variable interest (average annual rate as of December 31, 2005 – 5.0%, for the major part of these loans, based on PRIME minus 1.12%). The balance of approximately NIS 35 million is at a fixed annual interest rate of 6.67%.

(3)	The Company entered into Israel’s CPI’s swap contracts in respect of long term loans. The loss in 2005 amounting to NIS 1,273 thousands was recognized in the statements of operations.

As of December 31, 2005 the company had no outstanding balance related to the above swap contracts.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6	–	LONG -TERM LOANS FROM BANKS (continued):

(4)	Including loan in the amount of NIS 500 million which was taken in connection with the real estate reorganization, see note 9b (2).

The loan bears variable interest on the basis of PRIME minus 1.12% (the PRIME at December 31, 2005 – 6%) and the principal and the interest repayable in one payment on January 29, 2007. The loan is secured by a restricted bank deposit.

b.	The long-term loans are repayable in the years subsequent to the balance sheet date as follows:

	December 31
	2004	2005
	NIS in thousands

First year - current maturities	136,517	254,606
Second year	227,786	673,154
Third year	135,506	50,607
Fourth year	14,583	45,030
Fifth year	8,333	12,513
Sixth year and thereafter	4,167	-

	526,892	1,035,910

c.	As to collateral with respect to long-term loans – see note 11(c).

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES:

a.	In August 2003, the Company issued to institutional investors NIS 400 million par value debentures in consideration for their par value as follows:

(1)	200 million registered debentures (Series A) of NIS 1 par value each.

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2012 to 2014, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

Notwithstanding the above, on August 5 of each of the years 2006, 2008 and 2010, the holders of the debentures will be entitled to early redemption of the principal provided that on each of the said dates the Company does not repay more than one third of the par value of the debentures outstanding as of that date.

Accordingly, one third of the par value of the debentures outstanding as of December 31, 2005 was classified as current liabilities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

(2)	200 million registered convertible debentures (Series B) of NIS 1 par value each

These debentures are linked (principal and interest) to the Israeli CPI, but in the event the Israeli CPI is less than the base index (index known at date of issuance), the amount of the debentures will not be adjusted below the base index. The principal is repayable in three equal annual installments on August 5 of each of the years 2007, 2009 and 2011, and bears interest at the rate of 5.9% per annum. The interest is payable semiannually on February 5 and on August 5.

The debentures (Series B) are convertible to ordinary shares of the Company at a conversion ratio that is subject to adjustments in the event of distribution of bonus shares and cash dividends and the issuance of rights. As of December 31, 2005 the conversion ratio is that each NIS 32.89 par value of debentures are convertible to one ordinary share of 1 NIS par value. The aforementioned conversion ratio is after adjustment for cash dividends distributed since the date of issuance of the debentures (Series B) until balance sheet date (see also note 10(b)).

The terms of the debentures provide that the holders of the debentures will not be entitled to request the Company to register for trading on the New York Stock Exchange any shares derived from the conversion of the debentures (Series B). Such shares will be traded only on the Tel Aviv Stock Exchange (TASE).

During 2005, Company debentures with a par value of approximately NIS 5,517 thousand were converted into 167,755 ordinary shares.

b.	Other terms:

(1)	The terms of the debentures (Series A and Series B) provide that in the event that the shares of the Company are delisted from trading on the TASE, and/or in the event that the shares of the Company are no longer held by the public and/or in the event that Maalot The Israeli Securities Rating Company Ltd. (“Maalot”) reduces the Company’s rating to BBB or lower, then within three months from one of the abovementioned events the Company, subject to the then prevailing law, will offer to acquire the debentures at a price equivalent to the price of debentures of the same type reflecting a return of 2.5% in excess of the return on Government debentures with an average life similar to the remaining average life of the debentures of that series as of the date of the offer, but in no event will the price exceed the carrying value of the debentures of that series.

(2)	In connection with the rating for the said debentures by Maalot, in July 2003 the Board of Directors of the Company resolved that the Company will not distribute dividends in quarters in which the Company does not meet the following financial covenants:

a)	For the period from date of issuance of the debentures until June 30, 2006, the ratio between the Company’s monetary liabilities (as defined by Maalot) and the cumulative EBITDA in the preceding four quarters will be less than 3.5, and for the period from the aforementioned date, the ratio will be less than 3.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7	–	DEBENTURES AND CONVERTIBLE DEBENTURES (continued):

b)	The ratio between the carrying amount of fixed assets on which a lien is not recorded and the Company’s monetary liabilities (as defined by Maalot) will exceed 1.2.

As of December 31, 2005, the Company meets the aforementioned financial covenants.

c.	As to the changes in the presentation of debentures, commencing January 1, 2006 see also note 2w(1).

NOTE 8	–	LIABILITY FOR EMPLYEE RIGHTS NET OF AMOUNT FUNDED:

a.	Severance pay

Substantially all Company employees have joined comprehensive pension or management insurance plans. The payments to the pension funds and insurance companies fulfill the Company’s obligation to employees as required by the Severance Pay Law. Accumulated amounts in the pension funds and with the insurance companies are not under the control or administration of the Company, and accordingly, neither those amounts nor the corresponding accrual for severance pay are reflected in the balance sheet. The obligation of the Company, under law and labor agreements, for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

Amounts deposited with severance pay funds include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law and labor agreements.

b.	Compensation for unutilized sick leave

Pursuant to agreements signed between the Company and its employees, the employees are entitled each year to 30 days of sick leave, the rights to which accumulate under certain conditions.

The accrual for unutilized sick leave included in the financial statements is based on an independent actuarial calculation (which takes into account estimated employee turnover, future wage levels, etc.)

c.	The balance sheet liability for employee rights upon retirement, and the amount funded with severance pay funds, are composed as follows:

	December 31,
	2004	2005
	NIS in thousands

Accrued severance pay	24,368	27,628
Less - amounts funded	14,643	16,624

	9,725	11,004
Provision in respect of unutilized sick leave	17,169	17,162

	26,894	28,166

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8	–	LIABILITY FOR EMPLYEE RIGHTS NET OF AMOUNT FUNDED (continued):

The Company may only make withdrawals from the severance pay funds for the purpose of paying severance pay.

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS:

a)	Contingent liabilities:

1.	On April 17, 1999, an inquiry was conducted at the Company’s offices by representatives of the Antitrust Authority. To the best of the Company’s knowledge, the inquiry was conducted in connection with an investigation of a suspicion of restrictive trade arrangements between major supermarket chains and the large suppliers. In addition, the Company’s former CEO and other senior officers of the Company were investigated.

On January 5, 2005, the Director of the Antitrust Authority (“the Director”) published the findings of the investigation and the final position of the Antitrust Authority, following his examination of all the arguments brought before him.

In this report, the Director stated his position regarding the fact that there were restrictive trade practices that pose a real threat to competition and that such practices should be discontinued, except where approved by the Restrictive Trade Practices Court or where exempted by the Director himself.

Further to the above, the Director of the Antitrust Authority has decided to take the following operative measures in order to enforce the law:

a.	1)	The legal department of the Antitrust Authority shall bring legal proceedings against anyone who is a party to clear breaches of the law.

2)	Should it prove necessary, prospective legal measures such as injunctions and issuing directives to monopoly holders will be taken.

b.	The suppliers and the chains involved shall be ordered to present the agreement and arrangements they have made with each other in relation to 2004, in order to ensure that the prohibited practices have ceased and that the recommendation of the Director have been implemented.

c.	All the agreements between the dominant suppliers and the other supermarkets (that are not among the major food chains) will also be examined.

Among the matters covered within the framework of the directives issued by the Director of the Antitrust Authority, the Director has determined that: arrangements that determine the suppliers, their identity and their number, arrangements for the management of product categories in conjunction with suppliers, arrangements regarding the retail selling price, arrangements for determining market shares and charges made by the chains in respect of local competition, are restrictive practices.

With regard to display areas, financial benefits to the chains and special offers – limits have been prescribed.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

Regarding the use of suppliers’ staff to stock merchandise on the shelves of the chains’stores, the Director has expressed his opinion that such existing practices fall within the definition of a restrictive trade practice. Accordingly, a six-month reorganization period has been set for the discontinuance of such practices or for obtaining appropriate approvals.

The Director has permitted the exchange of information, so long as this is done on a transparent and equal basis.

The Director findings do not refer specifically to the Company.

On December, 2005, the Director issued a draft of an agreed-upon order, which it is his intention to submit to the Anti-Trust Tribunal for approval under Section 50B of the Trade Restrictions Law. The agreed-upon draft is directed at the food suppliers listed therein and stipulates various prohibitions, conditions and restrictions that shall apply to these suppliers with regard to certain practices. Among the matters covered, the order determines arrangements regarding: (1) limiting the number of suppliers; (2) purchasing shelf and non-shelf display space; (3) category management; (4) shelf stacking; (5) bonuses and benefits for achieving sale targets; (6) determining market share; (7) exclusivity of sale promotions; (8) pricing dictated by suppliers.

The draft of the order clarifies that there is nothing in the provisions contained therein to prevent the chain from allocating shelf space at its own discretion, even if such allocation exceeds half the available shelf space, so long as there is no involvement or interference from the supplier and so long as there is no prior coordination or understanding with said supplier.

While the Company is not a party to the agreed-upon order, said order could nevertheless have an effect on its suppliers’ dealings with it.

The Company has been applying most of these directives for some time already, inter alia by means of an internal enforcement program that was adopted by the Company. This notwithstanding, the Company is reviewing the Director’s directives and shall act in accordance with a legal opinion thereon that is to be obtained.

2.	In 2002, the director announced that the arrangements relating to the gift certificates issued by the company and other supermarkets chains apparently constitute a restrictive arrangement pursuant to the antitrust law.

Management cannot presently determine the impact, if any, of the aforementioned announcement on the Company’s business. Following the announcement, the Company ceased issuing the gift certificates jointly with other chains and is presently issuing its own gift certificates.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

3.	In March 2003, the Antitrust Authority notified the Company that a previous arrangement between a subsidiary and another party with respect to a partnership at the Malha Shopping Center branch constitutes a restrictive arrangement. Prior to the aforementioned notification, the partnership was dissolved, through the subsidiary’s acquisition of the other party’s share of the partnership (approval for the acquisition was given by the Director – see note 3d). Management of the Company and its legal advisors, are presently unable to estimate the effect of the notification of the Authority and its ultimate outcome.

4.	In June 2003, a petition to approve a class action suit in the aggregate amount of NIS 25 million was filed against the Company and certain investees in the Tel Aviv District Court. The petitioner is claiming damages allegedly incurred in respect of the unlawful rounding of amounts due from customers for products sold by weight in the stores of the companies.

On April 13, 2004 the Tel Aviv district court dismissed the request to recognize this claim as a class action suit. Following the dismissal of the claim by the district court, the plaintiff has appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

5.	The Company’s supermarkets in Israel require operating permits from local municipal authorities, the granting of which are conditional upon obtaining the prior approval of various agencies, including the Ministries of Health and Environment and the Police and Fire Departments. Certain of these permits were issued in the name of other entities other than the Company. Also, certain of the Company’s stores have not yet been issued permits or their permits have expired and require renewal. In the event that the Company is unable to obtain the required permits, it may be required to close the affected stores or take other action. However, the Company does not anticipate that not obtaining the necessary permits will have a material adverse effect on its business.

6.	In November 2001, a claim was filed against the Company, the Company for Drink Containers Collection Corporation Ltd., and other supermarket chains in connection with fulfillment by these defendants of provisions of the Law for Deposits on Beverage Containers, 1999 (which became effective on October 1, 2001). The plaintiffs have requested approval of the claim as a class action in the amount of approximately NIS 250 million. On January 13, 2003, the Tel Aviv District Court dismissed the request to recognize the said claim as a class action. The plaintiffs have appealed to the Supreme Court. After consulting its legal advisors, management believes that there is little likelihood that the appeal will be accepted, and accordingly, no provision with respect to this matter has been made in the financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

7.	Other claims have been filed against the Company in respect of various matters which arose in the ordinary course of business and legal proceedings in respect thereof are under way. Management of the Company believes, based upon the opinions of the legal advisers handling the claims, that the amounts provided in the financial statements are sufficient under the circumstances and the final outcome of these claims will not have a material adverse effect on the Company’s results of operations or financial position.

8.	In February 2004, the Company received tax assessments for the years 1999-2001, according to which the Company is required to pay approximately NIS 8 million. These assessments relate to the non-deductibility of certain expenses that were claimed by the Company. In April 2005, an agreement was reached with the Income Tax Authority with respect to most of the disputes.

With respect to disputes that have not yet been settled with the Income Tax Authority, Management of the Company disagrees with the standpoint of the tax authorities and submitted an objection to these assessments. In management’s opinion, the Company will not be required to pay material amounts, if any, in connection with these assessments, in excess of the accruals included in the financial statements.

9.	In July 2005, the Income Tax Authority issued the Company a notice of a deduction assessment for the years 2001-2004. The amount claimed under these assessments totaled NIS 34 million, and primarily relates to certain benefits granted to employees in the Company’s branches.

In August 2005, the Company contested these assessments.

In November 2005, several senior employees were interrogated under warning, with respect to these benefits.

As of the date of approval of these financial statements, the Company is holding discussions with the tax authorities through its advisors.

In the opinion of the Company and its advisors, the provisions included in the financial statements are sufficient for covering the potential liabilities.

b)	commitments:

1.	On November 29, 2005, the company entered into the following agreements:

a)	An agreement under which the Company and Dor-Alon Energy (1988) Ltd, a company under common control. (“Dor-Alon”), will purchase from Credit Cards for Israel Ltd (“C.A.L”) 49% of a subsidiary of CAL (“Diners Israel”), for a total consideration of NIS 21.3 million (the “consideration”). 36.75% of the purchased shares will be allocated to the Company and 12.25% to Dor Alon. The consideration will be funded through a loan to be granted by CAL to the Company and Dor Alon; the loan will be secured by the acquired shares.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

b)	An agreement with Dor Alon establishing a joint customers club for the benefit of the Company’s and Dor Alons’ customers, to be formed as a partnership to be held 75% by the Company and 25% by Dor Alon (the “customer club”);

c)	An agreement among the Company and Dor Alon, on one hand, and Diners Israel, on the other hand, pursuant to which the Customer Club will offer to members of the customer club a credit card issued by Diners Israel, and Diners Israel will provide services to the Customer Club and its members. In addition, the agreement contains various ancillary arrangements.

These agreements are subject to approval by the Audit Committee, the Board of Directors and the shareholders of the Company, the authorized bodies of Dor Alon. CAL and Discount Bank (CAL’s parent company) , to the extent it is required, and the consummation of some of the transactions contemplated by these agreements are conditioned upon the receipt of certain regulatory approvals and third party consents. As of date of approval of these financial statements a few approvals are yet to be received.

2.	The Company intends to reorganize its real estate operations by way of splitting the real estate management and development activity, while transferring the real estate assets it owns to a new wholly-owned subsidiary that was established for the purpose of the split.

On December 30, 2005, the Company submitted to the Israeli Tax Authority, an application for a ruling for a split under the provisions of Section 105A(2) to the Income Tax Ordinance.

The above split application relates only to assets owned by Blue Square Israel Ltd., and does not relate to assets owned by BSIP.

On December 28, 2005, Blue Square received a bank loan in the amount of NIS 500 million. As of December 31, 2005, the loan monies are placed in a deposit in the amount of NIS 500 million that is included under investment and long-term receivables. The deposit is for a period of 13 months and bears interest at annual rate of prime minus 1.37% and is pledged in favor of the loan (see note 11(c)).

The application submitted to the Income Tax Authority also includes a request to transfer the loan to the new company while maintaining the deposit with the parent company.

When the loan is transferred to the new company, subject to the consent of the Israeli Tax Authority and the accompanying bank, other collateral for the loan will be agreed upon with the bank.

As of date of approval of the financial statements, the application has not yet been approved by the Israeli Tax Authority.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9	–	CONTINGENT LIABILITES AND COMMITMENTS (continued):

3.	Some of the stores that are operated by the Company are leased under non-cancelable long-term operating leases, mostly with renewal options. Rent expense under these leases amounted to NIS 95 million, NIS 100 million, and NIS 109 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum payments under non-cancelable operating leases for the years subsequent to December 31, 2005, are as follows:

NIS in thousands

First year	113,065
Second year	112,259
Third year	106,973
Fourth year	101,324
Fifth year	87,672
Sixth year and thereafter	374,294

895,587

4.	As of December 31, 2005, the Company has entered into agreements for the purchase of equipment, in the aggregate amount of approximately NIS 8 million.

c)	Guarantees:

1.	As of balance sheet date, a subsidiary granted to an associated company guarantees in respect of liabilities of the associated company to a third party in the amount of NIS 1.1 million.

2.	The Company and BSIP has provided bank guarantees for a third party such as service suppliers and customers in an aggregate amount of approximately NIS 4.4 million.

3.	The subsidiary (Kfar Hasha’ashuim) and its investee companies guarantee the repayment of post-dated checks in the amount of NIS 2,224 thousand that were discounted by the bank whose date of repayment is after the balance sheet date.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10	–	SHARE CAPITAL:

a.	In July 1996, the Company completed a global offering of 6,900,000 American Depositary Shares (“ADS”), each ADS representing one Ordinary share, at a price per share of $ 11.

In addition, in June 1999, 1,500,000 ADS were issued upon the exercise of stock options.

The ADS are traded on the New York Stock Exchange (NYSE). The issued shares represent as of December 31, 2005 and 2004 21.6% and 21.7% of the outstanding Ordinary Shares of the Company, respectively. As of December 31, 2005 the shares are quoted at $10.34 per ADS share.

Commencing in November 2000, the Company’s shares have also been listed for trading on the Tel Aviv Stock Exchange. As of December 31, 2005 the shares are quoted at NIS 48.25 per ordinary share.

b.	Dividends:

In January 21, 2005, the Company distributed a dividend in the amount of approximately U.S. $ 9 million (U.S. $ 0.23 per Ordinary share or ADS) which dividend was declared in December 26, 2004.

In September 2005, the Company distributed a dividend in the amount of NIS 50 million.

On March 21, 2006, the Board of Directors declared a dividend in the amount of NIS 50 million (NIS 1.28 per share).

As to restriction on dividend distribution, see note7b(2).

c.	In 2004, BSIP received a court approval to reclassify to retained earnings and to distribute a dividend totaling NIS 80 million, from capital gains that were originally classified as a capital reserve, due to the accounting principles related to transactions between BSIP and former controlling shareholders. The dividend was distributed on April 11, 2005. Due to this transaction the Company reclassified its share in this capital gain in the amount of NIS 44.9 million from a capital reserve (within Additional paid in capital) to Retained earnings.

NOTE 11	–	LIENS:

a.	As collateral for liabilities to banks, a proportionately consolidated company has registered fixed charges on its land, goodwill, rights to insurance and share capital and floating charge on rent income. As of December 31, 2005, Company’s share in the balance of liabilities collateralized amounts to NIS 0.7 million.

b.	The Kfar Hasha’ashuim Group placed unlimited, fixed and floating charges and a first ranking lien in favor of its liabilities to banks amounting at December 31, 2005, to NIS 43 million on the storehouse and all its assets, property, book debts, rent, goodwill, profits, revenues, rights of ownership and other benefits.

c.	To secure a loan in the amount of NIS 500 million, the Company recorded a first ranking fixed charge, in an unlimited amount, on a deposit with Bank Hapoalim amounted to NIS 500 million, including the related interest, see also note 9b(2).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME:

a.	Corporate taxation in Israel

1.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and most of its subsidiaries are taxed under this law.

2.	Tax rates

The income of the Company and its subsidiaries is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140.

As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

b.	Deferred taxes

1.	The composition of the deferred taxes at balance sheet dates and the changes therein during the years then ended, are as follows:

	In respect of balance sheet items
	Depreciable fixed assets and deferred charges	Provisions for employee rights	In respect of carryforward tax losses and deduction	Total
	and deferred

Balance at January 1, 2004	(15,519)	35,267	17,447	37,195
Changes in 2004 -
Amounts carried to income	(1,305)	(8,612)	391	(9,526)

Balance at December 31, 2004	(16,824)	26,655	17,838	27,669

Changes in 2005:
Amounts carried to income	4,851	(5,119)	(17,811)	(18,082)
Additions of deferred taxes in
respect of company consolidated
for the first time	3	110	1,539	1,652

Balance at December 31, 2005	(11,970)	21,646	1,566	11,242

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

2)	Balance of the depreciated cost of fixed assets – the portion in respect of which deferred taxes have not been created

The balance of the depreciated cost of depreciable fixed assets includes amounts, as detailed below, which are not recognized, for tax purposes, as depreciation or as cost at the time of the disposal of the asset, and which are treated as permanent differences (in respect of which deferred taxes are not to be created) in conformance with Opinion 40 of the Israeli Institute.

	December 31
	2004	2005
	NIS in thousands

Balance as of January 1, 2005	51,149	53,977
Depreciation during the year	2,844	2,828

Balance as of December 31, 2005	48,305	51,149

3)	Deferred taxes are presented in the balance sheets as follows:

	December 31
	2004		2005
	NIS in thousands

Other accounts receivable		22,631		16,140
Other assets		19,614		8,494
Long-term liabilities		(14,576)		(13,392)

	*	27,669	*	11,242

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in appropriate amounts.

The deferred taxes are computed at the tax rates of 25%-31%.

c.	As of December 31, 2005 and 2004 the Company and its subsidiaries have operating tax loss carryforwards of approximately NIS 5.6 and NIS 54 million, respectively. In addition, the Company and its subsidiaries have capital loss tax carryforwards of approximately NIS 24 million and NIS 22 million respectively. The tax benefit in respect of operating tax loss carryforwards amounting to NIS 1.2 million and in respect of all of the capital tax loss carryforwards has not been recorded due to uncertainty of their realization.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

d.	Taxes on income included in the statements of operations:

1.	As follows:

	2003	2004		2005
	NIS in thousands

In respect of the reported year:
Current	28,545		32,143	40,291
Deferred:
In respect of changes to tax rates,
See 12 a (2) above	-	*)	(1,666)	(409)
In respect of the reporting period	(16,571)	*)	10,446	16,988
Tax expense (benefit) in respect of prior
Years:
Current	(3,529)		(439)	120
Deferred	-		746	1,500

	8,445		41,230	58,490

*)	Reclassified

Current taxes are computed in 2003 at a tax rate of 36%; in 2004 – 35%; in 2005-34% (see 12 a (2) above).

2.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see 12a(2). above), and the actual tax expense:

	2003	2004	2005
	NIS in thousands

Income before taxes on income, as reported in the statements of operations	11,509	116,537	163,700

Theoretical tax expense	4,143	40,788	55,658
Increase (decrease) in taxes resulting from:
Nondeductible amortization and impairment
losses in respect of goodwill and fixed
assets	7,892	483	(377)
Losses for which no tax benefit has been
recorded (utilization of tax benefits not
previously recorded), net	(3,395)	399	(1,025)
Tax expense (benefit) in respect of prior years	(3,529)	307	1,620
Increase (decrease) in taxes resulting from
adjustment to deferred tax balances due to
changes in tax rates, see 12 a (2) above	-	(1,666)	(409)
Nondeductible expenses and other, net	3,334	* 919	* 3,023

Income tax expense	8,445	41,230	58,490

*	Including decrease in taxes in the amount of NIS 2,973 thousands and NIS 172 thousand in 2004 and 2005 respectively regarding difference between the measurement of income reported for tax purposes (which is calculated in real terms on the basis of changes in the CPI) and the basis of measurement of income for financial reporting purposes (in nominal values, commencing from January 1, 2004).

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12	–	TAXES ON INCOME (continued):

e.	Tax assessments:

1.	Blue Square has received final tax assessments, or assessments deemed to be final, for tax years through 1998 and for 2002. Regarding tax assessments for the years 1999 – 2001, see note 9a(8).

Some of the principal subsidiaries have received final assessments for tax years through 2001. For some of the subsidiaries, no final tax assessments have been received since their inception.

2.	As to deduction assessment for the years 2001-2004, see note 9a(9).

NOTE 13	–	LINKAGE OF MONETARY BALANCES:

a.	As follows:

	December 31, 2005
	In, or linked to, foreign currency
	Dollar	Other	Linked to The CPI	Unlinked
	NIS in thousands

Current assets:
Cash and cash equivalents	13	14	-	66,746
Trade receivables	-	-	-	558,758
Other accounts receivable			56,873	45,332
Investments and long-term receivables:
Restricted deposit	-	-	-	500,190
Investment in an associated company	-	-	2,073	-
Other long term receivables	2,040			922

	2,053	14	58,946	1,171,948

Current liabilities:
Short-term credit from banks	-	-	-	36,452
Trade payables	14,834	-	-	864,302
Other accounts payable and accrued Expenses	-	-	-	199,880
Long-term liabilities (including current
maturities):
Long-term loans from banks	-	45,480	305,450	684,980
Debentures	-	-	204,775	-
Convertible debentures	-	-	184,989	-

	14,834	45,480	695,214	1,785,614

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13	–	LINKAGE OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the CPI:

	Exchange rate of one U.S. dollar	Exchange rate of one Euro	CPI*

At end of year:
2005	NIS 4.603	NIS 5.447	110.0 points
2004	NIS 4.308	NIS 5.877	107.4 points
Increase (decrease) during the year:
2005	6.8%	(7.3)%	2.4%
2004	(1.6)%	6.2%	1.1%
2003	(7.6)%	11.3%	(1.9)%

*	Based on the index for the month ending on each balance sheet date, on the basis of 2000 average = 100.

NOTE 14	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

The group’s sales derive from a large number of customers and the trade receivables consist mainly of credit card companies. Management regularly monitors the balance of trade receivables, and the financial statements include a specific allowance computed for accounts, the collectibility of which, in the view of management is doubtful. Accordingly, the group’s trade balances do not represent a substantial concentrations of credit risk at December 31, 2005.

b.	Fair value of financial instruments

The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of long term receivables and long term loans and other long term liabilities also approximates the carrying value since they bear interest at rates close to the prevailing market rates. As to long-term loan granted to investee company see note 3b.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION:

Balance sheets:

a.	Trade receivables:

		December 31,
		2004	2005
		NIS in thousands

	Credit card receivables	432,446	406,005
	Open accounts and checks receivables	73,460	179,026

		505,906	585,031
	Less - allowance for doubtful accounts	22,382	26,273

		483,524	558,758

b.	Other accounts receivable:

	Deferred income taxes (see note 12b)	22,631	16,140
	Prepaid expenses	15,510	11,325
	Government agencies	55,812	53,189
	Receivables from sale of fixed assets	12,553	5,264
	Investment in a former investee company (see note 3c)	386	-
	Other	38,400	43,752

		145,292	129,670

c.	Inventories:

		December 31,
		2004	2005
		NIS in thousands

	Merchandise	285,673	348,219
	Parts, raw materials and supplies	2,369	8,662

		288,042	356,881

d.	Other long-term receivables:

	Long term loans *	-	2,310
	Checks receivables	-	652

		-	2,962

*	Including loan granted to a third party amounting to NIS 2, 040 thousands as of December 31, 2005. The loan bears annual interest rate of 3.57%. The principal and the interest will be paid in 33 monthly payments until May 2008. The loan is secured by a first ranking fixed charge on certain equipment of the third party.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

e.	Credit and loans from banks:

Short-term credit from banks	24	36,452
Current maturities of long-term Loans	136,517	254,606

	136,541	291,058

f.	Other accounts payable and accrued expenses:

Payroll and related expenses and
other employee benefits	110,596	108,875
Government authorities	10,837	13,395
Liability in respect of gift certificates	109,589	113,078
Accrued expenses and other	100,592	88,326

	331,614	323,674

g.	Minority interest:

Balance at beginning of period	160,265	96,780

Minority interest in profits of subsidiaries, net	13,555	15,717
Dividend paid to minority shareholders of subsidiaries	(77,040)	(15,814)
Additional minority interest related to acquisition of
subsidiary consolidated for the first time	-	14,550

Balance at end of period	96,780	111,233

Statements of operations:

h.	Selling, general and administrative expenses:

	2003		2004		2005
	NIS in thousands

Includes advertising, net	*	19,493	*	33,686	39,421

*	Reclassified

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

i.	Financial expenses, net:

		2003		2004		2005
		NIS in thousands

	In respect of:
	Long-term loans and debentures		(47,217)		(59,494)	(66,543)
	Increase in value of marketable securities	*	3,437	*	680	-
	Purchasing power gain (loss) in respect of other
	monetary items	*	(9,714)	*	-	-
	Interest income net of short-term credit, bank
	commissions and others	*	4,681	*	724	7,014

		**	(48,813)		(58,090)	(59,529)

	* Reclassified
	** Net of borrowing costs capitalized to cost of
	fixed assets		1,956		-	-

j.	Other income (expenses), net:

	Compensation and employee benefits (3)		(63,900)		-	-
	Termination benefits in respect of efficiency
	plan (2)		(26,084)		(4,740)	-
	Capital gain from sale of a former investee
	company		-		-	2,345
	Gain (loss) from sale of fixed assets, net		666		(1,179)	736
	Impairment of assets (1)(2)		(43,581)		(8,375)	71
	Costs in respect of closure of stores (lease
	termination costs and other)		(5,649)		(1,815)	(2,737)
	Compensation of termination of private label
	franchise		-		(4,542)	-
	Other, net		1,936		1,058	275

			(136,612)		(19,593)	690

(1)	Mainly impairment losses in respect of fixed assets, see Note 4b.

(2)	As a result of adoption of an efficiency plan by the Company that includes termination of employees and closure of a number of unprofitable stores, the Company’s consolidated statement of operations for the year ended December 31, 2003 includes expenses in an amount of approximately NIS 26 million in respect of termination benefits and approximately NIS 23.5 million in respect of impairment of fixed assets relating to closure of unprofitable stores (impairment loss included in the above caption – “impairment of fixed assets”). In 2004 the Company has recorded additional amount of approximately NIS 4.7 million in respect of the abovementioned efficiency plan.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15	–	SUPPLEMENTARY FINANCIAL STATEMENTS INFORMATION (continued):

(3)	Following the change in the control of the Company, agreements were reached between the Company and its employees and management pursuant to which the employees are entitled to receive certain bonuses and additional future benefits, which include a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders, up to a maximum cumulative dividend distribution of U.S.$250 million. It was also agreed that in the event the Company makes another public offering of its shares, the Company will offer to the employees to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that convertible securities will be offered, the employees will be entitled to a discount of 20% from the exercise price or the rate of conversion. In the event shares are offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares.

As a result of the abovementioned agreements, the Company recorded an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of the aforementioned compensation and benefits to which the employees are entitled.

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES:

a.	The Company and its subsidiaries perform business operations involving the purchase of merchandise, fuel, the operation of food stores in the Company’s branches, the arrangement of various promotions, etc., with related parties, in the course of normal business and under normal trade terms.

The group of main related parties of the Company comprises, among others: Bronfman Alon Ltd., Alon Israel Oil Company Ltd., Palace candles Inc., Bronfman Fisher Investments Ltd., IKEA, Bielsol Investments (1987) Ltd., Granot – Agricultural Cooperative Society –Kibbutz Purchasing Organization, Dor Alon Energy in Israel (1988) Ltd., M.B.I.S.F. Holdings Ltd., Dor Food Chains Holdings Ltd., Africa Israel Ltd., and many other companies, whose interests are controlled by, among others, the Company’s directors.

In view of the large number of the Company’s related parties and in view of the scope of the Company’s operations, the Company and its subsidiaries are likely to perform – in the course of normal business and under normal trade terms – an extremely large number of transactions with the Company’s related parties (hereafter: “transactions that are not exceptional”).

Undoubtedly, the mere identification of the aforesaid transactions that are not exceptional, and their description in the Company’s financial statements, gives rise to special difficulties.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES (continued):

b.	Previous parent cooperative:

	2003	2004	2005
	NIS in thousands

Financial expenses	254	-	-

Rent expense	774	-	-

Management fees *)	1,003	-	-

*)	Management fees related to the period until June 2003 were charged according to agreement with the previous parent cooperative.

Transactions with a previous parent cooperative involving investment and fixed assets were recorded at the carrying amount of such assets; the results of differences were credited to additional paid in capital.

c.	Bronfman – Alon Ltd. (the parent company) and other related parties:

	2003	2004	2005
	NIS in thousands

Purchase of merchandise (3)	7,215	17,940	44,667
Management fees	1,160	-	-
Directors' fees (1)	584	1,008	1,012
Legal consulting	21	130	514
Consulting (2)	-	1,075	1,100
Purchase of fuel products (3)	1,850	4,932	6,195
Commissions (4)	-	(727)	(1,673)
Sale of gift certificates (5)	-	-	2,321
Employees discounts (6)	-	-	466

1)	Represents payments in respect of directors’ fees for two directors of the Company and its subsidiary, in accordance with an agreement providing that each of the directors are entitled to monthly remuneration in the amount of NIS 42 thousand.

2)	Represent payments to S. Zohar in respect of consulting agreement signed on June 2003 untill November, 2005 when he ceased supplying consulting services. In March 2004, S. Zohar became a director of the Company and so the amount recorded above represents the fee payment as explained. On September 15, 2005, S. Zohar resigned from his position as a director in the Company

3)	The Company and its subsidiary purchase from related parties fuel products and merchandise at market prices.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16	–	TRANSACTIONS WITH RELATED PARTIES (continued):

4)	In January 2004 the shareholders of the Company approved an agreement according to which the Company will provide to a related party purchasing and supply services for stores operated by the related party. In consideration for these services, the Company is entitled to payment equivalent to the cost of the services provided with the addition of a margin as stated in the agreement.

5)	The Company sells “Blue Square” gift certificates to its customers. The gift certificates are sold at their par value, less a discount, in accordance with commercial terms agreed with each customer through negotiations conducted during the course of normal business. In 2005, the total proceeds received for purchase gift certificates, which are sold mainly to interested parties and related parties of the Company, amounted to NIS 2.3 million.

6)	On September 13, 2005, the Company’s general shareholders meeting approved a discount arrangement for some of the employees of the companies holding directly or indirectly in the Company’s shares (some of the employees of Alon Group, Palace Candles Group, Africa-Israel Group and Ikea Group) (hereafter – “the entitled employees”).

The discounts to be given to the entitled employees will be identical to those given to the Company’s employees, which as of the date of approval of the financial statements, are: 14% at the Super Center stores, 9% at the Mega stores and 4% at the Shefa Shuk stores.

The discounts are limited to purchases in a total amount of NIS 7,000 a month.

The Company’s employees enjoy and/or will enjoy employee discounts and/or various discounts and/or special offers, which are provided by the various groups.

As to agreement signed with Dor Alon in connection with the purchase of Diners Israel and establishing a joint customer club, see note 9b(1).

NOTE 17	–	SUBSEQUENT EVENTS

On March 21, 2006 the Board of Directors declared a dividend in the amount of NIS 50 million (see note 10b)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A :

a.	The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel (Israel GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and as allowed by item 17 to Form 20-F, as described below:

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

1.	Effect of inflation

In accordance with Israeli GAAP, until December 31, 2003, when the adjustment of financial statements for the effects of inflation in Israel was discontinued, the group comprehensively included the effect of the changes in the general purchasing power of Israeli currency in its financial statements, as described in note 2a above. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on nominal cost.

As explained in note 2a above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in 2004 and 2005 for non-monetary and capital items that originated before the transition date are based on their adjusted December 2003 shekel balance.

As allowed by the SEC, the adjustments to reflect the changes in the general purchasing power of Israeli currency, have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

2.	Proportionate consolidation

Under Israeli GAAP, jointly controlled entities are included in the Company’s consolidated financial statements according to the proportionate consolidation method.

Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method. Pursuant to the Securities and Exchange Commission requirements applicable to foreign private issuers, the Company is not required to disclose the differences in classification that result from using proportionate consolidation. For the Company’s share in assets, liabilities, revenues, expenses and cash flows data of jointly controlled companies consolidated by the proportionate consolidation method, see note 3c.

3.	Deferred income taxes

Under Israeli GAAP through December 31, 2004, deferred income taxes are not provided for differences between the accounting basis and income tax basis of land and of fixed assets with depreciable lives in excess of 20 years that arise from adjustments for changes in the Israeli CPI. Commencing January 1, 2005, under the new Israeli standard (see note 2l), deferred taxes are provided for land and for land component in newly acquired businesses.

Under U.S. GAAP, deferred taxes are provided on all such differences between the accounting basis and income tax basis of land and fixed assets.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

4.	Liability for employee rights, net of amount funded

According to U.S. GAAP, accrued severance pay and related funded amounts are presented in the balance sheet separately as a liability and asset, respectively. Income from earnings on amounts funded is added to severance pay funds.

According to Israeli GAAP, accrued severance pay liability is included in the balance sheet net of any related funded amounts including the income from earnings on amounts funded.

See Note 8c for the presentation in the Company’s balance sheet.

5.	Earnings (loss) per share

According to Israeli GAAP, the dilutive effect of convertible securities is included in the computation of basic earnings (loss) per share if their exercise or conversion is considered to be probable, even if their effect is antidilutive. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the payments for conversion of the debentures into shares. According to US GAAP, basic earnings (loss) per share exclude all dilutive securities.

The above difference did not have an effect on the computation of basis earnings (loss) per share for the reported period.

In addition, under US GAAP, shares resulting from conversion of convertible securities during a reporting period are included in the computation of basic earnings (loss) per share on a weighted average basis – based on the period from the date of conversion, whereas under Israeli GAAP such shares are included in the computation of basic earnings (loss) per share from the beginning of the reporting period.

Another difference is the U.S. requirement for separate presentation in the statements of operations of basic and diluted EPS, while, in Israel, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.

6.	Derivative instruments

Under Israeli GAAP, as noted in note 2v, the Company accounts for its derivative instruments as hedging instruments. Under U.S. GAAP, in accordance with the provisions of FAS 133 (as amended by FAS 137, FAS 138 and FAS 149), the Company’s derivative instruments do not qualify for hedge accounting.

In addition, under Israeli GAAP, gains and losses on derivatives that are hedging declared dividend are deducted or added to the dividend amount whereas under U.S GAAP changes in the fair value of those derivatives are carried to the statements of operations.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

7.	Goodwill

Under Israeli GAAP, goodwill is amortized in equal annual installments over a period of 10 and 20 years (see note 2b(3)), Goodwill is reviewed for impairment when circumstances indicate the possibility that impairment exists.

Commencing January 1, 2006, under an amendment to Israeli Standard No. 20, goodwill will no longer be amortized and will be tested for impairment at least annually (see note 2w(5)).

Under U.S. GAAP, goodwill is no longer amortized but tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to reporting units is tested for impairment by comparing the fair value of the related reporting unit with its carrying value. Fair value is determined by the Company based on market value of the reporting unit. The reporting unit to which most of the goodwill was attributed is a subsidiary, whose shares are traded on the Tel-Aviv stock exchange, and therefore its fair value is determined by the Company based on its shares’ market value.

8.	Impairment of long-lived assets

Under Israeli GAAP, when indicators of impairment are present, the company evaluates whether the carrying amount of an asset exceeds its recoverable amount and recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its recoverable amount. Recoverable amount is defined as the higher of an asset’s selling price and its value in use. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal and retirement at the end of its useful life.

According to U.S. GAAP (SFAS 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets”) an impairment loss is recognized only if the carrying amount of an asset is not recoverable. The carrying amount is not recoverable if it exceeds the estimated undiscounted future cash flows expected to result from the use of the asset. If the carrying amount is not recoverable, an impairment loss should be recorded for the amount by which the carrying value of the asset exceeds its fair value.

As a result, certain circumstances which would require an impairment loss to be recorded under Israeli GAAP would not require an impairment loss to be recorded under U.S. GAAP.

In addition, in accordance with Israeli GAAP, where indicators are present that beneficial events have occurred or beneficial changes in circumstances have taken place, the impairment provision in respect of the asset (other than goodwill) may be cancelled or reduced in the future, while under U.S.GAAP, this impairment loss cannot be restored and the asset is continued to be carried at its new cost.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

9.	Compensation expense in respect of options issued to employees

Under Israeli GAAP, the 1996 Stock Option Plan and previous options plans (which do not exist any more) do not require the recognition of compensation expense.

For the purpose of the reconciliation to U.S. GAAP, the Company has adopted the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees”. Under APB 25, the excess, if any, of the quoted market price of the shares at the grant date over the exercise price of the stock options, is amortized to compensation expense over the vesting period.

In respect of the reconciliation to U.S. GAAP for the reported periods, the effect of the aforementioned difference is a reduction in retained earnings with an offsetting increase in additional paid-in capital and with no effect on the Company’s results of operations.

10.	Dividend declared subsequent to balance sheet date

In accordance with Israeli GAAP, dividends declared subsequent to balance sheet date are presented as a separate component in shareholders’ equity. Under U.S. GAAP, such dividends are not recorded as a separate component in shareholders’ equity.

11.	Start-up costs

According to Israeli GAAP, start up costs of a discontinued affiliate sold to the previous parent cooperative, were capitalized and amortized over a period of between 3 and 5 years. According to U.S. GAAP, such start up costs are charged to expense as incurred.

12.	Classification of certain expenses

Under Israeli GAAP, certain expenses (income) amounting to approximately NIS (0.7) million, NIS 20 million and NIS 137 million for the years ended December 31, 2005, 2004 and 2003 respectively, are included in non-operating expenses (see note 15j), whereas in accordance with U.S. GAAP such items are included in operating expenses.

13.	Cash flow classification

According to Israeli GAAP, proceeds from sale or purchase of marketable securities are presented in cash flows from investing activities in the statement of cash flows.

According to U.S. GAAP, proceeds from sale or purchase of marketable securities which are classified by the Company as trading securities are included in cash flows from operating activities.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

14.	Convertible debentures

Under U.S. GAAP, in accordance with EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, embedded beneficial conversion features included in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.

As described in Note 7a(2), the conversion price of the convertible debentures is subject to adjustment, among others, upon the distribution of a cash dividend, which accordingly results in a contingent beneficial conversion feature that should be recognized under EITF No. 98-5 and EITF No. 00-27. Under issue 7 of EITF No. 00-27, the Company should recognize the beneficial conversion feature only when the conversion price is adjusted below the share market price on the commitment date (market price on the date of the issuance of the convertible debentures).

As described in Note 7a(2), due to dividend distributions in 2005 and 2004, the conversion price was adjusted to NIS 32.89 and NIS 35.2, as of December 31, 2005 and 2004, respectively. These prices are below the market price of the shares at the commitment date (NIS 42.4). Accordingly, under U.S. GAAP, the Company recorded in 2005 and 2004 a beneficial conversion feature (credited to additional paid-in capital (“APIC”) amounting to NIS 15,650 thousand (NIS 11,444 thousand after taking into consideration deferred taxes) and NIS 37,721 (NIS 24,658 thousands, after taking into consideration deferred taxes) thousand, respectively, which equals the difference between the market price of the shares at the commitment date and the adjusted conversion price, multiplied by the number of shares resulting from the conversion.

The resulting discount on the convertible debentures is accreted over the remaining term of the debentures. Accordingly, the Company recorded, under U.S. GAAP, for the years ended December 31, 2005 and 2004, additional interest expense in the amount of NIS 11,690 thousand (NIS 7,715 thousand after taxes) and NIS 9,014 thousand (NIS 5,859 thousand after taxes), respectively.

Subsequent to balance sheet date, the conversion price was further adjusted to NIS 31.6, due to of another dividend distribution, see note 17. As a result, the Company will record in 2006 an additional discount on the debentures, in an amount of approximately NIS 9,462 thousand (NIS 7,224 thousand after taxes) against a credit to APIC.

Under Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

However, under the transition provisions of Israeli standard No.22, effective January 1, 2006, the company will have to bifurcate the equity component from these convertible debentures, see note 2w(1).

15.	Reporting comprehensive income

U.S. GAAP require reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Israeli GAAP does not contain such a requirement. With respect to the Company, comprehensive income does not include any items other than net income.

b.	The effects on the financial statements of the abovementioned material differences between Israeli GAAP and U.S. GAAP are as follows:

1.	Consolidated statements of operations:

	2003		2004		2005
	NIS in thousands (except share and per share data)

Net income (loss) as reported, according to Israeli GAAP		(7,046)		60,548		89,991
Amortization of goodwill ,see a(7)		5,740		5,870		6,508
Accretion of discount resulting from
beneficial conversion feature in
respect of convertible debentures ,see
a (14)		(140)		(9,014)		(11,690)
Gains on derivatives ,see a (6)				755		882
Impairment of long-lived assets ,see a(8)	*)	(461)	*)	(30,300)	*)	(10,211)
Taxes in respect of the above		(347)		12,557		10,191
Deferred taxes on income ,see a(3)		1,734		837		4,160
Minority interest in respect of the above		(432)		3,982		(1,491)

Net income (loss) according to U.S. GAAP		(952)		45,235		88,340

Net income (loss) per share as reported,
according to Israeli GAAP (basic and
fully diluted):		(0.18)		1.57		2.32

Net income (loss) per share Per U.S. GAAP:
Basic and diluted earnings (loss) per
share, see a(5)		(0.02)		1.17		2.27

Weighted average number of shares used
for computation of earning (loss) per
share (basic and diluted)		38,400,000		38,615,931		38,832,663

*)	Includes:

1.	Difference in depreciation expense due to different cost basis of fixed assets between Israeli GAAP and U.S. GAAP resulting from different impairment charges.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

2.	Difference due to reversal of impairment losses previously recognized under Israeli GAAP, which is not permitted under U.S. GAAP.

3.	Difference due to impairment losses recognized under U.S. GAAP in the current period, whereas under Israeli GAAP such impairment losses were included in previous periods.

2.	Consolidated balance sheets:

	December 31, 2004				December 31, 2005
	As reported		Adjustment	As per U.S. GAAP	As reported		Adjustment	As per U.S. GAAP
	NIS in thousands

Severance pay fund (6)		-	(14,643)	(14,643)		-	(16,624)	(16,624)
Cost of fixed assets	*)	(3,508,815)	-	(3,508,815)		(3,595,358)	-	(3,595,358)
Accumulated depreciation
and amortization
(including impairment
of fixed assets) (5)	*)	1,497,216	(44,797)	1,452,419		1,623,781	(34,586)	1,589,195
Intangible assets and
deferred charges (4)	**)	(80,786)	(16,887)	(97,673)	**)	(84,405)	(23,395)	(107,800)
Deferred income taxes,
net (1)		(27,669)	39,492	11,823		(11,242)	29,132	17,890
Other accounts payable
and accrued expenses (8)		331,614	260	331,874		(323,674)	-	(323,674)
Accrued severance pay (6)		26,894	14,643	41,537		28,166	16,624	44,790
Convertible debentures (7)		186,193	(31,438)	154,755		184,989	(35,398)	149,591
Minority interest (3)		96,780	(440)	96,340		111,233	1,051	112,284
Additional paid-in
capital (2)		754,264	45,814	800,078		714,796	57,258	772,054
Retained earnings :
Dividend declared
after balance sheet date		-	-	-		50,000	(50,000)	-
Unappropriated (3)		12,543	7,996	20,539		47,841	55,938	103,779
Total shareholders' equity		819,310	53,810	873,120		865,308	63,196	928,504

*) Reclassified
**) Excluding deferred taxes

(1)	Effect of difference described in a(3) above and tax effect of difference described in a(8) and a(14) above. Accumulated depreciation and amortization (including impairment of fixed assets).
(2)	Options issued to employees (see a(9) above), difference in capital gain, net of tax, from transactions with the previous parent cooperative (see a(11) above), and difference in respect of convertible debentures (see a(14)(2) above).
(3)	Net effect of reconciling items.
(4)	As for amortization of goodwill, see a(7) above.
(5)	As for the effect of Standard No. 15, see a(8) above.
(6)	See a(4) above.
(7)	See a(14)(2) above.
(8)	See a(6) above.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

3.	Consolidated statements of cash flows:

	Year ended December 31,
	2003	2004	2005
	NIS in thousands

Cash flows from operating activities:

As per Israeli GAAP	258,540	348,558	217,802
Adjustment (1)	(11,572)	15,817	-

As per U.S. GAAP	246,968	364,375	217,802

Cash flows from investing activities:

As per Israeli GAAP	(121,637)	(68,562)	(592,494)
Adjustment (1)	11,572	(15,817)	-

As per U.S. GAAP	(110,065)	(84,379)	(592,494)

(1)	See a(13) above.

c.	Recently issued accounting pronouncements in the United States:

1.	In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the company obtains employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments ..In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

FAS 123R eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25 – “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the annual reporting period that begins after June 15, 2005 ( January 1, 2006 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

As the Company has no current employee or non-employee compensation plans, implementation of the standard will have no effect on its financial statements. Nevertheless, prospective new grants of options or shares to employees or service providers of the Company shall result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

2.	In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an Amendment of ARB 43, Chapter 4” (“FAS 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

3.	In June 2005, the Financial Accounting Standards Board issued FAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods’ financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (Year 2006 for the company). The Company does not expect the adoption of this statement will have a material impact on its results of operations, financial position of cash flow.

BLUE SQUARE – ISRAEL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18	–	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE U.S.A (continued) :

4.	In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

5.	In March 2006 the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Reporting No. 156 (“SFAS 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company does not currently engage in transfers of financial assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

APPENDIX I

BLUE SQUARE – ISRAEL LTD.
DETAILS OF PRINCIPAL SUBSIDIARIES, PROPORTIONATELY CONSOLIDATED COMPANIES AND
AN ASSOCIATED COMPANYAT
DECEMBER 31, 2005

Holding Company	Name of Company	Percentage of ownership and control by holding company as of December 31, 2005

Blue Square-Israel Ltd.	The Blue Square Chain
	Investments & Properties Ltd.	80.7%	Subsidiary

	Hamachsan Hamerkazi Kfar
	Hasha'ashuim Ltd	50%	Subsidiary

	Kenyon Hadar Management		Proportionately
	Company Ltd.	50%	consolidated

			Proportionately
	Joint venture Blue Square - Hadar	50%	consolidated
The Blue Square Chain	The Blue Square Chain (Hyper
Investments & Properties Ltd.	Hyper) Ltd.	100%	Subsidiary

			Proportionately
	Center Investments 1108 Ltd.	50%	consolidated

			Proportionately
	Izdarehet Investments Company Ltd.	50%	consolidated
The Blue Square Chain (Hyper
Hyper) Ltd.	Hyper Lod Center Ltd.	100%	Subsidiary

	Kenyon Malha Jerusalem Partnership	100%	Subsidiary

	Shefa Mehadrin Ltd.	100%	Subsidiary

	Radio Non-Stop Ltd.	35.9%	Associated company